AB 3/7

02018677

VK 3-22-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40468

PROCESSING
RECEIVED
MAR 07 2002
143
SEC MAIL SECTION
WASH., D.C.

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

STANDARD INVESTMENT CHARTERED INCORPORATED

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2512 CHAMBERS ROAD, SUITE 106
(No. and Street)

TUSTIN (City) CALIFORNIA (State) 92780 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN H. NORBERG 714/573-5094
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOODRICH, GOODYEAR & HINDS, AN ACCOUNTANCY CORPORATION
(Name — *if individual, state last, first, middle name*)

6700 E. PACIFIC COAST HWY., SUITE 255, LONG BEACH, CA 90803
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VK 3-22-02

OATH OR AFFIRMATION

I, JOHN H. NORBERG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STANDARD INVESTMENT CHARTERED INCORPORATED, as of DECEMBER 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

GEORGIA F. SHAW
Commission # 1309547
Notary Public - California
Los Angeles County
My Comm. Expires Jul 4, 2005

Signature

PRESIDENT
Title

Notary Public GEORGIA F. SHAW

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STANDARD INVESTMENT CHARTERED INCORPORATED

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001

(With Independent Auditors' Report Thereon)

CONTENTS

Goodrich, Goodyear & Hinds
An Accountancy Corporation

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Standard Investment Chartered Incorporated
Tustin, California

We have audited the accompanying statement of financial condition of Standard Investment Chartered Incorporated as of December 31, 2001, and the related statements of income (loss), changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Standard Investment Chartered Incorporated as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 and 11 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goodrich, Goodyear & Hinds

Long Beach, California
February 14, 2002

STANDARD INVESTMENT CHARTERED INCORPORATED
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash		$ 6,500
Deposits:		
Clearing broker/dealer - Allowable		25,000
Total cash and cash equivalents		31,500
Receivables - Commissions		11,358
Investments:		
Marketable equity securities, at market value	$ 80,011	
NASDAQ stock, at cost	3,000	
Other, at cost	80,692	163,703
Property and equipment, net of accumulated depreciation of $26,653		50,977
Deposits		600
Total assets		$ 258,138

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable		$ 1,800
Credit line		15,360
Commissions payable		11,358
Total liabilities		28,518
Commitments		-
Stockholders' equity:		
Common stock without par value; authorized 100,000 shares; issued and outstanding - 30,000 shares	$ 30,100	
Retained earnings	199,520	
Total stockholders' equity		229,620
Total liabilities and stockholders' equity		$ 258,138

The accompanying notes are an integral part of these financial statements.

STANDARD INVESTMENT CHARTERED INCORPORATED
STATEMENT OF INCOME (LOSS)

YEAR ENDED DECEMBER 31, 2001

Revenues:		
Commissions and concessions, net of clearing charges		$ 238,580
Mutual fund concessions		57,065
Insurance commissions		28,284
Direct Participation Program concessions		25,761
Consulting fees		50,000
Other income		20,692
Unrealized and realized gain (loss) on securities		44,431
Interest and dividends		8,129
Directors fees		4,514
Total revenues		477,456
Expenses:		
Accounting	$ 4,324	
Conferences and seminars	2,914	
Auto	12,780	
Bank service charges	1,611	
Commissions	172,683	
Computer expenses	1,728	
Consulting fees	38,850	
Depreciation and amortization	3,000	
Dues, memberships and publications	20,711	
Filing fees	6,703	
Insurance	11,353	
Legal fees	11,145	
Management fees	4,397	
Office supplies and expense	51,635	
Postage and delivery	1,272	
Officer's compensation	47,985	
Printing	403	
Rent	29,012	
Repairs and maintenance	4,598	
Telephone	18,496	
Travel and entertainment	19,348	
Taxes and license	4,832	
Utilities	10,942	
Other	1,605	
Total expenses		482,327
Loss before income taxes		(4,871)
Income taxes		(800)
Net loss		$ (5,671)

The accompanying notes are an integral part of these financial statements.

STANDARD INVESTMENT CHARTERED INCORPORATED
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2001

	Common Stock	Retained Earnings	Total
Balance at December 31, 2000	$ 30,100	205,191	235,291
Net loss for the year ended December 31, 2001	-	(5,671)	(5,671)
Balance at December 31, 2001	$ 30,100	199,520	229,620

The accompanying notes are an integral part of these financial statements.

STANDARD INVESTMENT CHARTERED INCORPORATED

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:		
Net income (loss)		$ (5,671)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Unrealized and realized gain on securities	$ (44,431)	
Depreciation and amortization	3,000	
Decrease in receivables	5,566	
Decrease in income taxes receivable	13,000	
Increase in accounts payable	400	
Decrease in commissions payable	(46,786)	
Decrease in income taxes payable	(800)	
Total adjustments		(70,051)
Net cash flows used for operating activities		(75,722)
Cash flows from investing activities:		
Purchase of marketable securities	(9,396)	
Proceeds from sale of securities	50,628	
Net cash flows provided by investing activities		41,232
Cash flows from financing activities:		
Credit line proceeds	15,360	
Net cash flows provided by financing activities		15,360
Net decrease in cash		(19,130)
Cash and cash equivalents, beginning of year		50,630
Cash and cash equivalents, end of year		$ 31,500

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for income taxes	$ -
Cash paid during the year for interest expense	$ -

The accompanying notes are an integral part of these financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a registered broker-dealer incorporated under the laws of the State of California maintaining its only office in Tustin, California, and is subject to a minimum net capital requirement of $5,000 under SEC Rule 15c3-1. The Company operates pursuant to the (K)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities. The Company acts as an introducing broker/dealer and clears all transactions with and for all customers on a fully disclosed basis with a clearing broker/dealer in Southern California. The Company does not require collateral for its receivables and is subject to the risks inherent in the economy.

Method of Accounting

The Company maintains its books and records on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates. Actual results could vary from the estimates and such variance could be material.

Property and Equipment

The Company depreciates its assets over their useful lives of three to thirty-nine years using the straight-line depreciation method.

Income Taxes

Income tax expense includes federal and state taxes currently payable and, when applicable, deferred taxes arising from temporary differences between income for financial reporting and income tax purposes. Those differences arise primarily from the use of the accrual basis for financial reporting and the cash basis for income tax purposes, the deductibility of State franchise taxes in different years for financial and tax purposes, the difference in depreciation methods used for financial versus tax purposes, and the carrying value of certain investments.

SIPC

The SIPC assessments have been determined fairly in accordance with applicable instructions and were remitted timely.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

(2) INVESTMENTS - MARKETABLE SECURITIES

The Company holds investments of equity securities. At December 31, 2001, the Company had investments in various marketable equity securities with a market value of $80,011 and a cost basis of $57,885.

(3) INVESTMENTS - OTHER

Investments - Other are carried at cost and consist of the following:

Investment in limited partnership	$ 71,942
Investment in country club membership	8,750
Total	$ 80,692

The market value of such investments approximates or exceeds cost at December 31, 2001.

(4) PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Vehicles	$ 49,933
Furniture and equipment	17,697
Leasehold improvements	10,000
	77,630
Less accumulated depreciation	(26,653)
Net property and equipment	$ 50,977

(5) INCOME TAX EXPENSE

Income tax expense consists of the following components:

	Current	Deferred	Total
Federal	$ -	$ -	$ -
California	800	-	800
Total	$ 800	$ -	$ 800

Deferred taxes are accounted for under Financial Accounting Standard No. 109 (FAS 109) which uses an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of such differences. Such differences relate primarily to cash basis reporting for tax purposes and accrual for financial purposes, the difference in the recognition of gains and losses on marketable securities for tax and financial reporting purposes and different depreciation methods for tax and financial purposes. The tax effect of the Company's deferred items at December 31, 2001, is as follows:

	Deferred Tax Asset
Net operating loss carryforward	$ 11,000
Unrealized losses on marketable securities	(3,000)
Total deferred tax asset	8,000
Less valuation allowance	(8,000)
Net asset	$ -

The valuation allowance decreased $5,000 during the year ended December 31, 2001.

(6) LEASE COMMITMENT

The Company occupies facilities and has use of a vehicle leased by a related entity. The Company reimburses its share of the related lease expense; however, it has no legal commitment to do so. Rental expense under these arrangements amounted to $29,012 for 2001 with $13,163 received under a month-to-month sub-lease arrangement.

(7) CONCENTRATIONS OF CREDIT RISK

The Company's customer base is located primarily in California. Financial instruments that potentially subject the Company to credit risk are trade receivables and investments. The Company uses an established clearing broker-dealer to clear all transactions for its primary receivables and requires no collateral. The Company's investments, which consist primarily of marketable securities and a limited partnership interest, are continually reviewed for changing market value, and the carrying value is adjusted should it fall materially below cost.

(8) NET CAPITAL

The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1 which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2001, net capital was $62,314 which exceeded the required minimum capital by $57,314. The aggregate indebtedness to net capital ratio was 0.45 to 1.

STANDARD INVESTMENT CHARTERED INCORPORATED
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2001

Total equity from statement of financial condition		$ 229,620
Less non-allowable assets:		
NASDAQ stock	$ 3,000	
Other investments	80,692	
Property and equipment, net	50,977	
Deposits	600	
Restricted securities	23,571	
Total non-allowable assets		(158,840)
Net capital before haircut		70,780
Haircut - marketable securities ($56,440 @ 15%)		(8,466)
Net capital		$ 62,314

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness of $28,158 or $5,000, whichever is greater)	$ 5,000
Net capital from above	$ 62,314
Excess net capital	$ 57,314

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total liabilities (aggregate indebtedness)	$ 28,158
Ratio of aggregate indebtedness to net capital	0.45 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

STANDARD INVESTMENT CHARTERED INCORPORATED
RECONCILIATION OF NET CAPITAL

DECEMBER 31, 2001

Net capital as reported in unaudited Focus Report Part IIA		$ 46,207
Adjustments:		
Increase of marketable securities	$ 18,950	
Increase in haircut computation	(2,843)	
Total adjustments		16,107
Net capital as reported in audited financial statements		$ 62,314

The computation of net capital as reported in the unaudited Part IIA filing differs from the audited net capital as noted above. While such difference is material, the Company is in compliance with the minimum net capital requirements and audited net capital increased as compared with the unaudited computation.

Goodrich, Goodyear & Hinds
An Accountancy Corporation

REPORT ON INTERNAL CONTROL STRUCTURE

The Board of Directors
Standard Investment Chartered Incorporated
Tustin, California

In planning and performing our audit of the financial statements and supplemental schedules of Standard Investment Chartered Incorporated for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;
2. Recordation of differences required by Rule 17a-133;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of the report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Goodrich, Goodyear & Hinds

Long Beach, California
February 14, 2002